UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 2
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
QUÉBEC, CANADA
(Name of Registrant)
Date of end of last fiscal year: December 31, 2009
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to Which	Names of Exchanges
Title of Issue	Registration is Effective	on Which Registered
N/A	N/A	N/A
Name and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:
John Parisella
Québec Government Office
One Rockefeller Plaza, Suite 2600
New York, NY 10020-2102
Copies to:

Robert E. Buckholz, JR.	Jean-Hugues Lafleur
Sullivan & Cromwell LLP	Vice-President, Financing, Treasury and Pension Fund
125 Broad Street	Hydro-Québec
New York, NY 10004-2498	75 René-Lévesque Boulevard West
5th Floor
Montréal, Québec, Canada H2Z 1A4
*The Registrant is filing this annual report on a voluntary basis

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2009 (“Annual Report”) as follows:
1.	By adding the following text after the paragraph under the heading “Innus of Takuikan Uashat Mak Mani-Utenam” of the “Corporate Outlook — Litigation” subsection of Exhibit (1) to the Annual Report:

On May 7, 2010, the Innus of Uashat and Mani-Utenam (the “Uashaunnuat”) filed a motion before the Superior Court of Québec seeking an interlocutory injunction against the Attorney-General of Canada, the Attorney-General of Québec and us regarding, amongst other issues, our proposed construction of transmission lines to connect the Romaine River hydroelectric complex to our grid which, according to the Uashaunnuat, is being undertaken in violation of their ancestral rights on their alleged ancestral territory. In addition, the Uashaunnuat are raising various procedural claims relating to the environmental review conducted with respect to this project. Along with the Attorney-General of Québec representing the interests of Québec, we intend to contest this motion.

The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC

By:	/s/ Jean-Hugues Lafleur
Authorized Officer
Name:	Jean-Hugues Lafleur
Title:	Vice President, Financing,
Treasury and Pension Fund
Date: June 10, 2010